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                                                                EXHIBIT 8

Contact:         Robert M. Burton
                 Director of Corporate Communications
                 (513) 527-7471


FOR IMMEDIATE RELEASE

U.S. SHOE BOARD OF DIRECTORS URGES SHAREHOLDERS TO REJECT LUXOTTICA TENDER
OFFER

CINCINNATI, OHIO, March 16, 1995 -- The United States Shoe Corporation (NYSE:USR) announced today that its Board of Directors has unanimously determined that Luxottica Group S.p.A.'s unsolicited conditional offer to purchase outstanding common shares of U.S. Shoe is inadequate and recommends that shareholders not tender their shares.

Luxottica Group S.p.A., and its wholly owned subsidiary, Luxottica Acquisition Corp., had previously announced a tender offer to acquire all outstanding U.S. Shoe shares at a price of $24 per share in cash. Luxottica's offer is conditioned, among other things, on its ability to finance the transaction.

"After careful review of the Luxottica tender offer, and the alternatives available to enhance value to U.S. Shoe shareholders, our Directors have determined that the Luxottica offer is not in the best interests of U.S. Shoe and its shareholders," said Bannus B. Hudson, President and Chief Executive Officer of U.S. Shoe.

"Before Luxottica made its bid, the Company had announced its intent to evaluate strategic alternatives and that it had initiated discussions with other parties. We remain convinced that U.S. Shoe's businesses are worth more than Luxottica has offered and we will continue to explore alternatives for enhancing value in the near term."

"As part of our ongoing initiative to maximize shareholder value, we have also announced today that U.S. Shoe has agreed to sell the Company's footwear business to Nine West Group Inc. on terms that meet our target of approximately $600 million for that business. Even after taxes, the value represented by the Nine West agreement supports our conclusion that U.S. Shoe is worth more than Luxottica's $24 per share offer."

In reaching its decision to recommend rejection of the Luxottica offer, the Board considered and relied upon the opinion of its financial adviser, James D. Wolfensohn Incorporated, that the offer is inadequate; the significant conditions of Luxottica's offer, including the fact that it is subject to financing; and the progress made in discussions with other parties regarding other potential transactions.
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The Company also announced that the distribution date under its Rights
Agreement has been further extended, until March 30, 1995, or such later date as the Board of Directors may determine.

U.S. Shoe is a specialty retailer of women's apparel, optical products and footwear, operating 2,349 retail outlets and leased departments in the United States and abroad.





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